SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: November 30, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    16)*

TRANS WORLD ENTERTAINMENT CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

89336 Q 10 0

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336 Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ROBERT J. HIGGINS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,052,680

	6.	Shared Voting Power 88,050

	7.	Sole Dispositive Power 12,052,680

	8.	Shared Dispositive Power 88,050

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,415,730 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 34.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer TRANS WORLD ENTERTAINMENT CORPORATION
	(b)	Address of Issuer's Principal Executive Offices 38 CORPORATE CIRCLE ALBANY, NEW YORK 12203

Item 2.
	(a)	Name of Person Filing ROBERT J. HIGGINS
	(b)	Address of Principal Business Office or, if none, Residence 38 CORPORATE CIRCLE ALBANY, NEW YORK 12203
	(c)	Citizenship UNITED STATES
	(d)	Title of Class of Securities COMMON STOCK, PAR VALUE $0.01 PER SHARE
	(e)	CUSIP Number 89336Q 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
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Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 13,415,730 SHARES
(b) Percent of class: 34.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 12,052,680 SHARES
(ii) Shared power to vote or to direct the vote 88,050 SHARES
(iii) Sole power to dispose or to direct the disposition of 12,052,680 SHARES
(iv) Shared power to dispose or to direct the disposition of 88,050 SHARES

Item 5.	Ownership of Five Percent or Less of a Class
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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
[ ]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
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Item 8.	Identification and Classification of Members of the Group
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Item 9.	Notice of Dissolution of Group
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Item 10.	Certification
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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003
Date
/s/ Robert J. Higgins
Signature
ROBERT J. HIGGINS
Name/Title